Exhibit 12

Genesee & Wyoming Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes	$158,024	$108,833	$75,991	$97,884	$90,795
Add: Total fixed charges	47,666	28,577	32,062	26,580	23,707
Less: Capitalized interest	1,969	—	—	—	—
Total earnings for computation of ratio	$203,721	$137,410	$108,053	$124,464	$114,502

Fixed charges:
Interest expense on all debt, including capitalized interest and amortization of debt issue costs from continuing operations	$40,586	$23,147	$26,902	$20,610	$14,735
Interest expense on all debt and amortization of debt issue costs from discontinued operations	—	—	—	—	2,462
Portion of rental expense on operating leases attributable to interest	7,080	5,430	5,160	5,970	6,510
Total fixed charges	$47,666	28,577	32,062	26,580	23,707

Ratio of earnings to fixed charges	4.3	4.8	3.4	4.7	4.8